THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq.*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Red Bank, New Jersey 07701
* Licensed in NJ	Fax (732) 530-9008
(732) 530-9007
+ Licensed in NY	www.SourlisLaw.com
Virginia@SourlisLaw.com

January 10, 2007

VIA EDGAR
Financial Services Group
United States Securities and Exchange Commission
Office of Emerging Growth Companies
100 F Street N.E.
Washington, D.C. 20005
Attention: Mr. William Friar, Senior Financial Analyst

RE:	Ultitek, Ltd. Amendment No. 7 to Registration Statement on Form 10-12(g) Commission File No. 0-51819

Dear Mr. Friar:

In response to the Staff’s comment letter, dated December 20, 2006 (the “Comment Letter”), to the correspondence filing submitted by our client, Ultitek, Ltd., a Nevada corporation (the “Company”), with the Securities and Exchange Commission on December 20, 2006, the Company has revised and restated its filing to utilize unadjusted quoted market prices (Pink Sheet), without the use of illiquidity discounts, and to value the debentures, stock, options and warrants issued.

Please be advised that the Company has filed Amendment No. 7 to the Registration Statement with the SEC today (“Amendment No. 7”) in response to the Comment Letter and to the Staff’s comment letter, dated November 30, 2006, regarding Amendment No. 6 to the Registration Statement filed by the Company on October 28, 2006. A copy of Amendment No. 7, marked to show changes from Amendment No. 6, accompanies this letter. The Company’s responses below, which are keyed to the enumerated comments in the November 30, 2006 comment letter, are stated below.

Also, as requested in the Comment Letter, attached please find the Company’s acknowledgment in connection with the Registration Statement, as amended.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

/s/ Virginia K. Sourlis
Virginia K. Sourlis, Esq.

cc:  Roman Price - Ultitek, Ltd.
    Bill Meyler - Meyler & Company, LLC
    Robert Boyle - Meyler & Company, LLC

Financial Statements

Note E – 7% Convertible Debenture, page F-11

1.
We note in your response that you utilized a third party valuation tot evaluate the existence of a beneficial conversion feature in your convertible debt instruments under EITF 98-5. However, paragraph of EITF 98-5 states that unadjusted quoted market prices are the best evidence of fair value and should be used as the market value. Per review of your trading history provided in your response, on the date the convertible debentures were issued, the market price of your stock as traded by independent third parties was greater than the conversion price of your debt instruments. Therefore, a beneficial conversion feature should be recognized in your financial statements for both issuances of convertible debt. Please revise accordingly.

In accordance with EITF 98-5 and 00-27, The Company has recomputed a beneficial conversion feature utilizing unadjusted quoted market prices. The Company utilized the effective conversion price by allocating the proceeds of the debenture to the convertible debenture and to the warrants on a relative fair value basis in accordance with APB 14. The intrinsic value of the conversion option was then computed based upon the effective conversion price.

The Company reassessed the beneficial conversion features on both the $70,000 and $500,000 debentures and restated its financial statements to reflect the beneficial conversion features. The entire beneficial conversion was expensed to Interest Expense in the six months ended June 30, 2006 as the debentures are convertible immediately. The financial statements were thus restated.

Note G – Stockholder’s Equity, page F-12

2.
You have issued a total of 2,500,000 shares to professionals in exchange for legal services. Paragraph 7 of SFAS 123(R) supports the use of market value of the shares issued in the transaction as the most reliable measure of fair value since these trades between willing unrelated third parties in the open market. Please revise your financial statements, both here and in your Form 10-Q filed on November 14, 2006

The Company issued a total of 2,500,000 shares (500,000 and 2,000,000 to different attorneys). Paragraph 7 of SFAS 123(R) states that “If the fair value of the goods or services received is more readily measurable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction. In contrast, if the fair value of the equity instruments issued in a share-based payment transaction with non-employees is more reliably measurable than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued.

In relation to the 500,000 shares, the Company believes that the fair value for the services provided is more readily measurable as the Company received a detailed enumeration of the value of the services totaling $75,000. The shares issued were based upon this $75,000 in services. In relation to the 2,000,000, the Company reviewed the transaction and determined that the fair value of the equity instruments issued was more reliably measurable. The unadjusted quoted market price on the issue date was utilized in computing the fair value of the services. See response #3 for further details on the valuation.

3.
On January 31, 2006, you issued 12,000,000 shares to officers for compensation for services performed. It remains unclear why you have used a price of $0.016 per share to record the issuance of these shares in your financial statements since your stock was trading at $0.25 per share on the date of issuance. Paragraph A7 of SFAS (R) states that in share-based transactions with employees, the observable market prices of identical or similar equity instruments are the best evidence of fair value. Please revise your financial statements accordingly.

The Company issued 12,000,000 to officers and 2,000,000 for officer compensation and legal services (discussed in #2 above) on January 3, 2006. The Company restated its financial statements to record these transactions at $.25 per share, which was the unadjusted quoted market price on January 3, 2006.

Note J – Stock Option and Warrant Agreements, page F-13

4.	Please tell us how you considered the fair market value of your stock as traded by independent third parties in your valuation of your stock options and warrants.

The Company revised its valuation of its stock options and warrants to utilize the unadjusted quoted market price on the date of issuance as the stock price. The financial statements have been restated to reflect this change. As a result of this change, the Company’s estimate of volatility also changed. Our current estimate of volatility is based on the average volatility of the Company’s stock from the date on which it was first traded through the issuance date of the warrants.

ACKNOWLEDGEMENT

I, Roman Price, as the President, Chief Executive Officer and Chairman of the Board of Ultitek, Ltd., a Nevada corporation (the “Company”), do hereby acknowledge the following on behalf of the Company:

1.
The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Registration Statement on Form 10-SB (File No.0-5189), as amended (the “Registration Statement”), filed with the United States Securities and Exchange Commission (the “Commission”);

2.	The Commission’s staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement this 10th day of January 2007.

ULTITEK, LTD.

By:	/s/ ROMAN PRICE
Name: Roman Price
Title: President, CEO and Chairman